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SECUR [barcode] ON

09040609

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 005940

8-16655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2008 (MM/DD/YY) AND ENDING JANUARY 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RUSHMORE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, (City) NJ (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HARRY LEFKOWITZ (201) 476-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 26 2009

Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

OATH OR AFFIRMATION

I, HARRY LEFKOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RUSHMORE CAPITAL, INC., as of January 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sworn to and subscribed before me this 18 day of March

Notary Public

MARK SHEFTS
Notary Public of New Jersey
ID # 58321
Commission Expires Jan. 7, 2012

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Rushmore Capital, Inc.

We have audited the accompanying statement of financial condition of Rushmore Capital, Inc. as of January 31, 2009, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rushmore Capital, Inc. as of January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 10, 2009

RUSHMORE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2009

ASSETS

Cash and cash equivalents		$ 129,695
Receivable from broker		57,151
Securities owned - at market value		11,880
Other assets		35,017
Property and equipment, net		10,590
Total Assets		$ 244,333

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payable to clearing broker		$ 10,640
Accounts payable and accrued expenses		20,646
Total Liabilities		31,286
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value, authorized 1,000 shares, issued 300 shares	$ 30,295	
Additional paid-in capital	158,825	
Retained earnings	50,227	
	239,347	
Less: Cost of treasury stock (50 shares)	(26,300)	
Total Stockholders' Equity		213,047
Total Liabilities and Stockholders' Equity		$ 244,333

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED JANUARY 31, 2009

REVENUES:		
Commission income		$ 655,533
Trading gains - net		75,167
Interest		22,643
Other income		8,510
Total Revenues		761,853
EXPENSES:		
Compensation – stockholder/officer	$ 152,200	
Employee compensation and benefits	383,798	
Regulatory fees and expenses	37,882	
Clearing charges	36,732	
Communication and data processing	88,032	
Occupancy costs	12,963	
Other expenses	71,542	
Total Expenses		783,149
NET (LOSS)		$(21,296)

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances - February 1, 2008	$ 30,295	$ 58,825	$ 71,523	$(26,300)	$ 134,343
Capital Contribution	-	100,000	-	-	100,000
Net (loss)	-	-	(21,296)	-	(21,296)
Balances - January 31, 2009	$ 30,295	$ 158,825	$ 50,227	$(26,300)	$ 213,047

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2009

Cash Flows from Operating Activities:	
Net (loss)	$(21,296)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:	
Depreciation	2,138
Changes in Operating Assets and Liabilities:	
Receivable from broker	48,651
Securities owned - at market value	(11,880)
Other assets	(11,703)
Payable to clearing broker	10,640
Accounts payable and accrued expenses	(6,547)
Income taxes payable	(2,505)
Net Cash Provided by Operating Activities	7,498
Cash Flows from Investing Activities:	
Capital expenditures	(10,002)
Net Cash (Used) by Investing Activities	(10,002)
Cash Flows from Financing Activities:	
Proceeds of additional paid-in capital	100,000
Net Cash Provided by Financing Activities	100,000
Increase in Cash and Cash Equivalents	97,496
Cash and Cash Equivalents - Beginning of Year	32,199
Cash and Cash Equivalents - End of Year	$ 129,695
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 2,505
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Rushmore Capital, Inc., (the "Company) is a brokerage firm engaged primarily in securities trading and retail activities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

The Company records firm trading transactions and client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Marketable Securities

Securities owned and securities sold but not yet purchased are stated at fair market value. Securities owned and securities sold but not yet purchased consist of equity securities.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transaction result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Unrealized gains and losses on securities are reflected in the statement of income.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line methods over the estimated useful lives of the related assets, which approximates 3 and 5 years.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 2 - Brokerage Receivables and Payables

Receivable from broker consists of the following:

Receivable from clearing broker – commissions	$ 28,315
Clearing broker deposit receivable	28,836
	$ 57,151

Payable to clearing broker represents net amounts owed on securities positions.

NOTE 3 - Property and Equipment

Property and equipment is summarized as follows:

Office Equipment	$ 13,009
	13,009
Less: Accumulated Depreciation	2,419
	$ 10,590

Depreciation expense was $2,138 for the year ended January 31, 2009.

NOTE 4 -

In March 2008 the Company's parent contributed additional paid-in capital in the amount of $100,000.

NOTE 5 - Capital Ratio

The capital ratio was 13%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Firm's net capital requirement pursuant to said rule is $100,000. The net capital as computed was $163,266, leaving an excess over requirements of $63,266.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At January 31, 2009, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 7 - Income Taxes

At January 31, 2009, the Company had available contribution carryforwards of approximately $24,000, which may be applied against future taxable income, if any, through January 31, 2013 and net operating loss carryforwards of approximately $25,000, which may be applied against future taxable income, if any, through January 31, 2029. Certain significant changes in ownership of the Company may restrict the future utilization of these tax loss carryforwards.

At January 31, 2009, the Company had a deferred tax asset of approximately $21,000 representing the benefit of its contribution and net operating loss carryforwards. The Company has not recognized the tax benefit because realization of the tax benefit is uncertain and thus a valuation allowance has been fully provided against the deferred tax asset.

NOTE 8 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The Company made no matching contributions during the year ended January 31, 2009.

NOTE 9 - Related Party Transactions

The Company rents its office facilities on a month-to-month basis from a related party. Rent expense was $6,000 for the year ended January 31, 2009.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

RUSHMORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JANUARY 31, 2009

CREDIT ITEMS:		
Total Stockholders' Equity		$ 213,047
DEBIT ITEMS:		
Property and equipment, net	$ 10,590	
Other assets	35,017	45,607
Net Capital Before Haircuts		167,440
Haircuts		4,174
Net Capital		163,266
Less: Minimum Net Capital Requirement		100,000
Remainder: Net capital in excess of all requirements		$ 63,266

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 20,646		
Divided by: Net Capital	$163,266	=	13%

Net Capital Requirement:

Greater of:	
Minimum net capital required (6.67% of $20,646)	$ 1,377
Minimum dollar net capital requirement	$ 100,000

SCHEDULE 2.

RUSHMORE CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JANUARY 31, 2009

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 153,582
Decrease in accounts payable and accrued expenses	9,799
Decrease in securities owned - at market value	(135)
Decrease in haircuts on securities	20
Net Capital - per report pursuant to Rule 17a-5(d)	$ 163,266

To the Board of Directors and Stockholder
Rushmore Capital, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Rushmore Capital, Inc. ("the Company") for the year ended January 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Rushmore Capital, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rushmore Capital, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determine compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to and should not be used for any other purposes or by anyone other than these specified parties.

Respectfully submitted,

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 10, 2009

RUSHMORE CAPITAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

JANUARY 31, 2009

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

RUSHMORE CAPITAL, INC.
Financial Report
January 31, 2009

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